Filed pursuant to Rule 433

Registration No. 333-105850

ERP OPERATING LIMITED PARTNERSHIP

$400,000,000 5.375% NOTES

DUE AUGUST 1, 2016

FINAL PRICING TERMS – JANUARY 11, 2006

Issuer: Coupon:	ERP Operating Limited Partnership 5.375%
Maturity:	August 1, 2016
Settlement Date:	January 19, 2006
Par Amount:	$400,000,000
Benchmark:	Treasury 4.500% due November 2015
Treasury Yield:	4.456%
Treasury Price:	$100-11
Reoffer Spread:	Ten year treasury plus 98 basis points
Yield to Maturity:	5.436%
Public Offering Price:	99.513%
Net Proceeds:	$395,452,000
Interest Payment Dates:	Semi-annually on the 1st of each February and August
First Coupon:	August 1, 2006
Make Whole:	Treasury rate plus 20 basis points

Joint-Lead/Joint-Book Managers:	J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Co-Managers:	Commerzbank Capital Markets Corp. Piper Jaffray & Co. PNC Capital Markets, Inc. SunTrust Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling JPMorgan collect at 1-212-834-4533 or Wachovia Securities at 1-800-326-5897.